UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers	333-208621-01; 333-163914-01; 333-167793-01

RECKSON OPERATING PARTNERSHIP, L.P.

(Exact name of registrant as specified in its charter)

420 Lexington Avenue

New York, NY 10170

(212) 594-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.75% Senior Notes due 2020

Floating Rate Notes due 2021

3.250% Notes due 2022

4.50% Senior Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7.75% Senior Notes due 2020 – 0 holders as of January 1, 2019

Floating Rate Notes due 2021 – 0 holders as of January 1, 2019

3.250% Notes due 2022 – 0 holders as of January 1, 2019

4.50% Senior Notes due 2022 – 0 holders as of January 1, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934 Reckson Operating Partnership, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 8, 2019	By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Treasurer of Wyoming Acquisition GP LLC, the sole general partner of Reckson Operating Partnership, L.P.